Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The relevant notification set out below is provided in accordance with the requirements of the UK Market Abuse Regulation.

The Company announces that it was notified on March 1, 2024, that the following Persons discharging managerial responsibilities ('PDMR') exercised an option over ordinary shares of $0.50 each in the Company ('Shares'). The number of shares exercised are outlined below.

Name	Date of Grant	Number of Shares	Exercise Priceper Share	Date of Exercise
Kathryn Hudson	December 4, 2020	1,875	£4.80	March 1, 2024
Hillel West	December 4, 2020	2,250	£4.80	March 1, 2024

Following the transactions, Kathryn Hudson retained her interest in the shares and holds a beneficial interest in 32,858 Shares. On March 1, 2024, Hillel West sold the shares resulting from the option exercise and holds a beneficial interest in 27,733 Shares.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kathryn Hudson
2	Reason for the notification
a)	Position/status	PDMR - Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Exercise of a share option under the ShareSave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.80	1875
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Hillel West
2	Reason for the notification
a)	Position/status	PDMR - Chief Manufacturing and Supply Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Exercise of a share option under the ShareSave Plan and sale of the resulting shares
c)	Price(s) and volume(s)	Price(s)	Volumes(s)
		1. £4.80	2,250
		2. £17.61	2,250
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

This notification is made in accordance with the requirements of the Market Abuse Regulation.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471